NEWS RELEASE

February 25, 2011	Release 03-2011

WESTERN COPPER COMMENTS ON CARMACKS
WATER LICENSE APPEAL RULING

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) received notification of the Yukon Supreme Court’s ruling regarding the Company’s appeal of the Yukon Water Board’s decision not to grant the Carmacks Copper Project a Water Use License on February 24, 2011. Western Copper had appealed the Yukon Water Board’s decision in order to clarify the rules it would have to follow for re-application of a Water Use License.

The ruling does not require the Yukon Water Board to accept the findings of the Yukon Environmental and Socio-economic Assessment Board (YESAB) which concluded that the project can be built and operated without significant environmental effect. However, the Court decision does provide clarification of the environmental and regulatory process in Yukon. Western Copper will consider the decision and engage in discussions with regulators prior to resubmitting its Water Use License application.

“This decision affirms significant areas of overlap in the Yukon regulatory system. We’ll review our options and move forward appropriately. Carmacks only represents a small portion of Western Copper’s assets,” said Dale Corman, Chairman and Chief Executive Officer.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com